SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-52724

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☐ Form 10-Q   ☐ Form N-SAR

For Period Ended:  September 30, 2012

☐ Transition  Report  on  Form  10-K

☐ Transition  Report  on  Form  20-F

☐ Transition  Report  on  Form  11-K

☐ Transition  Report  on  Form  10-Q

☐ Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:

Nothing  in  this  form  shall  be  construed  to  imply that the Commission has verified  any  information  contained  herein.

If  the  notification relates to a portion of the filing checked above, identify the  Item(s)  to  which  the  notification  relates:_________________________

PART I

REGISTRANT INFORMATION

FIRST CORPORATION

Full Name of Registrant

Former Name if Applicable

Maranello, Watch House Green,

Address of Principal Executive Office (Street and Number)

Felsted, Essex, CM6 3EF, United Kingdom

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

☒    (a)  The reasons described in reasonable detail in Part III of this form could  not  be eliminated  without  unreasonable  effort  or  expense;

☒    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form – SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐    (c)  The  accountant's  statement  or  other  exhibit  required by Rule 12b-25(c)  has  been  attached  if  applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's annual report could not be filed within the prescribed time period due to additional time required to prepare and have audited its financial statements for inclusion in the annual report for the year ended September 30, 2012. Such delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-K  no later than 15 calendar days following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contract in regard to this notification:

Andrew Clarke

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes          ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes          ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized on this 31st day of December, 2012.

FIRST CORPORATION

By:	/s/ Andrew Clarke
Andrew Clarke CEO and Director